EXHIBIT 4.1(a)
                                                                  FORM 10-Q
                                           QUARTER ENDED SEPTEMBER 30, 2000



  Harris Trust and    111 West Monroe Street       Telephone (312) 461-2121
  Savings Bank        P.O. Box 755
                      Chicago, Illinois 60690-0755

___________________________________________________________________________

  HARRIS
  BANK


February 15, 2000

John Bosbous
Assistant Treasurer
Bucyrus-Erie
1100 Milwaukee Ave
South Milwaukee, WI 53172-2088

Dear Client:

I am writing to inform you that Harris Bank recently announced the sale of its corporate trust businesses, including our indenture trust business. In separate transactions, indenture trust is being acquired by The Bank of New York Company, Inc., the largest and fastest growing provider of indenture trust services, and our shareholder services business by Computershare Limited, the world's largest shareholder services company. The sales, which are described in the accompanying text of the press release, are expected to close by mid-year.

The Bank of New York Company has been a recognized market leader in the corporate trust industry for more than 75 years. The company's indenture trust business serves more than 30,000 clients worldwide, representing more than $730 billion in outstanding securities.

Corporate trust, and in particular, indenture trust, is a scale-intensive and increasingly specialized business which is undergoing rapid industry consolidation. We know this business and what it takes to serve our customers well and that is why we recently undertook a study to examine our ability to support the increasing demands of this business. We firmly believe that our decision to work with The Bank of New York and Computershare is the best way for us to ensure that our clients continue to receive competitive and innovative services in the future. The Bank of New York Company has consistently demonstrated its commitment to this business and has achieved a global leadership position that we believe will serve our clients exceptionally well. Indenture trust is a core business for The Bank of New York Company, which means they are committed to making the investments required to provide our clients with the highest quality services.

In recent years, as the corporate trust industry has experienced an unprecedented level of consolidation, The Bank of New York has been a leader in assisting bond issuers across the country to ensure high levels of service, quality and continuity. BNY has completed 28 similar transactions and is well equipped to ensure that each of your service requirements are met. A key component to BNY's strategy will be an aggressive recruitment of key members of the Harris relationship management team to ensure our ability to provide high levels of service.

If you are interested, you may want to visit The Bank of New York Company web site at www.bankofny.com and you will be hearing more about the bank from your Harris and Bank of New York team soon.

On behalf of all of us in indenture trust, I'd like to thank you for entrusting us with your business and for the opportunity to serve you. Your continued relationship is very important to both The Bank of New York Company and Harris Bank. Together we are finalizing a detailed plan to ensure a smooth transition and continued high levels of service quality. Your relationship manager will contact you shortly to discuss the transition more fully and if possible, we would appreciate the opportunity to discuss this transition with you in greater detail.

Sincerely,



/s/Steve Rothbloom                 /s/Mark F. Ferraris
Steve Rothbloom                         Mark F. Ferraris
Executive Vice President                Senior Vice President
Harris Trust and Savings Bank           Bank of New York Company








     Wholly owned subsidiary of Harris Bankcorp, Inc.